UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 11)*
Steelcase Inc.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
858155 20 3

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	858155 20 3

1.	Names of reporting persons IRS Identification Nos. of the above persons (entities only) William P. Crawford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States of America

	5.	Sole voting power

Number of		6,688,287

Shares	6.	Shared voting power
Beneficially
Owned By		2,129,621

Each	7.	Sole dispositive power
Reporting
Person		8,337,274

With:	8.	Shared dispositive power

		480,634

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	8,817,908

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	9.6%

12.	Type of Reporting Person (See Instructions)

	IN

Item 1.
(a)	Name of Issuer.
     Steelcase Inc.
(b)	Address of Issuer’s Principal Executive Offices.
901-44th Street SE
Grand Rapids, Michigan 49508
Item 2.
(a)	Name of Person Filing.
     William P. Crawford
(b)	Address of Principal Business Office or, if none, Residence.
901-44th Street SE
Grand Rapids, Michigan 49508
(c)	Citizenship.
     United States of America
(d)	Title of Class of Securities.
     Class A Common Stock
(e)	CUSIP Number.
     858155 20 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned:
     8,817,908
(b)	Percent of class:
     9.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
     6,688,287
(ii)	Shared power to vote or to direct the vote
     2,129,621
(iii)	Sole power to dispose or to direct the disposition of
     8,337,274
(iv)	Shared power to dispose or to direct the disposition of
     480,634

     The number of shares reported above includes (i) 8,802,368 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder and (ii) 15,540 shares of Class A Common Stock, including 15,130 of which are subject to issuance pursuant to options which are exercisable within 60 days of December 31, 2007. If shares of Class B Common Stock are transferred to any person other than a “Permitted Transferee” (as defined in the Issuer’s Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.
     If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Crawford would be deemed to be the beneficial owner of 6.2% of the Class A Common Stock.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Of the shares reported in Item 4, (i) 5,690,909 shares are held by Crastecom B Limited Partnership, of which partnership Mr. Crawford’s brother, Thomas Crawford, Jr., is the managing partner, but Mr. Crawford has the unilateral right to change the managing partner, (ii) 2,282,075 shares are held by trusts for the benefit of Mr. Crawford and/or members of Mr. Crawford’s family, of which trusts Mr. Crawford serves as co-trustee, (iii) 51,957 shares are held by a trust for the benefit of a member of Mr. Crawford’s family, of which trust Mr. Crawford’s wife serves as co-trustee, (iv) 180,118 shares are held by a trust for the benefit of Mr. Crawford’s wife of which trust Mr. Crawford’s wife serves as trustee and (v) 61,595 shares are held by Mr. Crawford’s wife.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding              Company
     N/A
Item 8. Identification and Classification of Members of the Group
     N/A

Item 9. Notice of Dissolution of Group
     N/A
Item 10. Certification
     N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 16, 2008

/s/ Liesl A. Maloney

William P. Crawford

By:	Liesl A. Maloney Attorney-in-Fact